UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-35289

BURCON NUTRASCIENCE CORPORATION
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F      [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits:

99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended December 31, 2017 & 2016

99.2	Management’s Discussion and Analysis for the three and nine months ended December 31, 2017 & 2016

99.3	Certification of Interim Filings – Chief Executive Officer

99.4	Certification of Interim Filings – Chief Financial Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation

(Registrant)

Date: February 9, 2018	By:	/s/ Dorothy K.T. Law
	Name:	Dorothy K.T. Law
	Title:	Senior Vice-President, Legal and
Corporate Secretary